EXHIBIT 12
NORTHWEST PIPELINE GP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Years Ended December 31,
	2008	2007	2006	2005	2004

Earnings:
Income before income taxes	$155,371	$185,059	$85,668	$107,653	$119,138

Add:
Fixed charges:
Interest on long-term debt	42,290	46,828	43,649	38,164	38,721
Other interest expense	5,571	5,585	3,824	3,389	3,368
Rental expense representative of interest factor	334	521	693	854	1,002

Total fixed charges	48,195	52,934	48,166	42,407	43,091

Total earnings as adjusted	$203,566	$237,993	$133,834	$150,060	$162,229

Fixed charges	$48,195	$52,934	$48,166	$42,407	$43,091

Ratio of earnings to fixed charges	4.22	4.50	2.78	3.54	3.76